Sticker dated September 24, 2009 to Prospectus dated August 11, 2009

The prospectus for Atlas Resources Public #18-2008 Program consists of this sticker, the prospectus dated August 11, 2009 and Supplement No. 1 dated September 24, 2009.  The purpose of the supplement is to update the status of the offering of units in Atlas Resources Public #18-2009(C) L.P. and provide a risk factor dealing with the possible replacement of some or all of the proposed wells in Appendix A – Information Regarding Currently Proposed Prospects in the prospectus as a result of the future price of natural gas, which cannot be predicted with certainty.

This sticker and Supplement No. 1 form a part of, and must be accompanied or preceded by, the prospectus.

Atlas Resources Public #18-2008 Program

Supplement No. 1
to the
Prospectus dated August 11, 2009

September 24, 2009

This supplement forms a part of, and must be accompanied or preceded by, the prospectus.  You should carefully review the prospectus and this supplement before subscribing for units.

The purpose of this supplement is to:

•	update the status of the offering of units in Atlas Resources Public #18-2009(C) L.P. (the “partnership”); and

•
provide a risk factor dealing with the possible replacement of some or all of the proposed wells in Appendix A – Information Regarding Currently Proposed Prospects (“Appendix A”) in the prospectus as a result of the future price of natural gas, which cannot be predicted with certainty.

Status of the Offering.  The program is currently offering units in Atlas Resources Public #18-2009(C) L.P. (the “partnership”).  The partnership had received subscriptions of $2,005,300.00 from 65 investors, all of whom are investor general partners and none of whom are limited partners as of September 17, 2009.  These subscriptions meet its minimum offering proceeds of $2,000,000 and are sufficient to break escrow and began its drilling operations.

Risk Factor.  During the course of 2009, the spot market price of natural gas decreased to its lowest level since September 2002.  In this regard, whether a proposed well is drilled depends on the managing general partner’s analysis of many factors, including the current spot market price of natural gas, the price of natural gas on the futures market, the hedges that affiliates of the managing general partner have entered into with respect to the future price of natural gas, the anticipated cost to drill the well and the expected volume of production of natural gas from the well.  With respect to the proposed prospects to be drilled, the managing general partner generally places more emphasis on the anticipated future market price of natural gas since significant production of natural gas from the wells that the partnership will drill will not begin until the first quarter of 2010.  There is a risk that the managing general partner may not be able to correctly analyze the factors set forth above, but the managing general partner believes that if the price of natural gas on the futures market declines over the partnership’s scheduled drilling period, then some or all of the wells specified in Appendix A in the prospectus may be uneconomical to drill.  Thus, some or all of the wells specified in Appendix A may not be drilled by the partnership, and the specified wells that are drilled, if any, may become uneconomical to operate in the future.  See “Risk Factors – Risks Related to the Partnership’s Oil and Gas Operations – Partnership Distributions May be Reduced if There is a Decrease in the Price of Natural Gas and Oil” and Appendix A regarding the managing general partner’s ability to withdraw and substitute the prospects in the prospectus.